                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA MEDIA: RESTRUCTURING OF INTERNET ACTIVITIES CONTINUES

Resolution adopted to transfer Tin.it Business Division to Nuova Tin.it (a wholly-owned TI Media subsidiary)

Milan, 20 May 2005 – The Board of Directors of Telecom Italia Media SpA (a Telecom Italia Group company), met today under the chairmanship of Mr Riccardo Perissich, and resolved to spin off the services provided by the “Tin.it” business division by transferring the entire division itself to “Nuova Tin.it srl”, a company formed on 19 April 2005 and wholly owned by Telecom Italia Media.

The operation is part of a restructuring plan approved by the Board of Directors of TI Media on 4 April 2005, and communicated to the market on the same date. It marks a preparatory step towards the sale, scheduled for 1st June 2005, of TI Media’s internet activities to the Telecom Italia Group for €950 million (of which €880 million refers to Nuova Tin.it and €70 to the activities connected with the “Virgilio” web portal).

To clear the way for the transfer to Nuova Tin.it, an expert, appointed pursuant to Article 2465 of the Civil Code, evaluated Tin.it’s legal value.

With reference to the spin-off and the evaluation mentioned above, a Meeting of Shareholders of Nuova Tin.it resolved today to effect a paid-up capital increase for a nominal amount of €9,990,000 that will raise the nominal share capital of their company from €10,000 to €10,000,000. The share premium value amounts to €27,731,804.29. The total value of the capital increase (nominal value plus share premium) equals €37,721,804.29. The capital will be obtained exclusively by means of payment in kind, consisting of the transfer of the business division (Tin.it) object  of the operation.

The scope of reference encompasses all  assets, liabilities and legal relations that refer to or are in any way connected with Telecom Italia Media’s internet access business.

The spin-off, carried out in compliance with Article 176, Paragraph 1 of the Consolidated Income Tax Law ratified by Presidential Decree 917 of 22 December 1986, has no tax effect, and therefore does not involve capital gains or losses. Nuova Tin.it Srl shall substitute Telecom Italia Media in respect of the tax positions of all the assets and liabilities transferred to it.

Media relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/press

Investor Relations

+39.06.5144.8424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 20th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer